Exhibit 10.1

March 27, 2006

Ken Owyang

Belmont, CA 94002

Dear Ken,

On behalf of the Company, we are pleased that you have accepted the position of Chief Financial Officer of SupportSoft Inc., a Delaware corporation (the “Company”), reporting to the Chief Executive Officer of the Company.

Please allow this letter to serve as a second amendment (“Second Amendment”) to your original employment arrangement dated November 15, 2004, as amended December 28, 2005 (“Previous Arrangement”). This Second Amendment is effective March 27, 2006. The annual base salary described in your Previous Arrangement will become $250,000 with an MBO opportunity of up to 50% of your annual base salary for an annual equivalent On Target Earnings (OTE) of $375,000, beginning on the Second Amendment Effective Date.

In addition, the Board will award to you an additional 175,000 stock options. The shares subject to this option shall become vested and exercisable ratably on a monthly basis over 48 months measured from the Second Amendment Effective Date, subject to your continued employment.

Furthermore, if your employment is terminated by the Company, for any reason other than for Cause (as defined below), or is terminated by you for Good Reason (as defined below), you will be entitled to receive a severance package consisting of (i) your base monthly salary, paid as though you were still employed by the Company for a period of six months in installments, subject to normal withholding tax requirements, (ii) bonus for the fiscal year in which your employment is terminated, pro rated on a monthly basis based on your termination date, if you have achieved the performance criteria mutually agreed upon by you and the CEO for that fiscal period, and (iii) reimbursement for any COBRA payments made by you during the six month period following your termination. The Company shall have the obligation to make the payments provided for in this section regardless of your income or efforts to mitigate, if any, however it shall have the right to stop these payments if at any time prior to the expiration of six months after termination, you become otherwise employed in another full time salaried position with benefits. This benefit is not available in the event you are entitled to the Additional Change of Control Event Benefit described below.

In addition to the Change of Control Event Benefit set forth in your Previous Arrangement, you will receive an Additional Change of Control Event Benefit as follows: for a period of twelve months following a “Change of Ownership Event” (“Change of Ownership Event” being defined as any sale of all or substantially all of the Company’s assets or any merger, consolidation or stock sales which result in the holders of the Company’s capital stock immediately prior to such transaction owning less than 50% of the voting power of the Company’s capital stock immediately after such transaction), if: (a) your employment is terminated by the Company or its successor for any reason other than for Cause (as defined below); or (b) you resign for Good Cause (as defined below), you will be entitled to receive a severance package consisting of (i) six months of your current base salary at that time, payable in one lump sum, subject to normal withholding tax requirements, (ii) bonus for the fiscal year, or other such shorter period that may be applicable, in which your employment is terminated, pro rated on a monthly basis based on your termination date, if you have achieved the performance criteria mutually agreed upon by you and the CEO for that fiscal period, (iii) reimbursement for any COBRA payments made by you during the six month period following your termination, and (iv) the immediate vesting of 50% of the then remaining unvested stock options granted to you on or after the Second Amendment Effective Date. For the avoidance of doubt, option grants provided to you prior to the Second Amendment Effective Date are governed by the Change of Control Event Benefit set forth in your Previous Arrangement.

If you wish to resign your employment for Good Reason, you will give the Company 30 days written notice of resignation. The Company will have 30 days from receipt of such written notice to cure the reason(s) for your resignation. In order to receive any benefits upon termination, you will be required to sign a release in a form acceptable to you and the Company, of claims that you may have against the Company.

Notwithstanding the foregoing, any cash severance to be paid pursuant to this Second Amendment will not be paid during the six-month period following your termination of employment, unless the Company reasonably determines that paying such amounts immediately following your termination of employment would not result in the imposition of additional tax under Section 409A of the Internal Revenue Code (“Section 409A”). If cash severance is not paid to you during the six-month period following your termination of your employment as a result of Section 409A, then on the first day following such six-month period, the Company will pay you a lump-sum amount equal to the cumulative amounts that would have otherwise been paid to you pursuant to this Agreement.

Definitions:

“Cause” means a determination in the reasonable good faith of the Board that you have:

(a)	Engaged in any act of fraud, embezzlement or dishonesty or any other act in violation of the law, including but not limited to, the conviction of, or pleading no lo contender to, a felony (except for ordinary traffic violations);

(b)	Materially breached your fiduciary duty to the Company;

(c)	Unreasonably refused to perform the good faith and lawful instructions of the Chief Executive Officer or Board of Directors;

(d)	Failed to perform your material obligations as Chief Financial Officer and Senior Vice President under the terms of your employment with the Company; a brief description of your obligations is set forth on Attachment A to this Second Amendment;

(e)	Engaged in willful misconduct or gross negligence that has a material adverse effect on the Company;

(f)	Willfully breached the Propriety Information and Invention Assignment Agreement; or

(g)	Made any willful unauthorized use or disclosure of confidential information or trade secrets of the Company (or any parent or subsidiary).

“Good Cause” means

(a)	You are assigned significant duties inconsistent with your position in the Company or your employment terms or responsibilities are materially diminished by the Company;

(b)	You are required to relocate to a regular work location that is more than 50 miles from the Company’s offices where you regularly work, without your approval; or

(c)	A material breach by the Company of its obligations under the terms of your employment with the Company;

If this Second Amendment properly memorializes the agreement between the parties, please acknowledge acceptance of the terms in this Second Amendment by signing below.

Very truly yours,

/s/ Radha R. Basu
Radha R. Basu
CEO

Accepted and agreed:

Ken Owyang:

By:	/S/ Ken Owyang

Attachment A

Obligations

In addition to the job duties for Chief Financial Officer and Treasurer described in SupportSoft’s by-laws, your duties include, but are not limited to, the management and accountability of the Information Technology, Legal, Human Resources and Facilities operations and staff, and such other duties agreed upon between you and the CEO from time-to-time.